UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 6)

VOCUS, INC.

(Name of Subject Company)

VOCUS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92858J108

(CUSIP Number of Class of Securities)

Stephen A. Vintz

Executive Vice President and Chief Financial Officer

Vocus, Inc.

12051 Indian Creek Court

Beltsville, Maryland 20705

(301) 459-2590

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Margaret A. Brown

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, Massachusetts 02116

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Vocus, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on April 18, 2014 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by GTCR Valor Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of GTCR Valor Companies, Inc. (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share, including the associated rights to purchase shares of Series B Junior Participating Preferred Stock, $0.01 par value, of the Company (collectively, the “Shares”), at a purchase price of $18.00 per Share, net to the holder thereof in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 2014, and the related Letter of Transmittal for Shares and Letter of Transmittal for Employee Restricted Shares, each of which is attached to the Schedule TO filed by Parent and Purchaser with the SEC on April 18, 2014.

Except as set forth below, the information set forth in the Schedule 14D-9, as heretofore amended, remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 6. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented by inserting the following paragraph immediately after the paragraph that was inserted pursuant to Amendment No. 5 to the Schedule 14D-9 filed by the Company with the SEC on May 21, 2014, in the section entitled “Item 8. Additional Information — Conditions to the Offer”:

On May 22, 2014, Parent and Purchaser waived the Financing Proceeds Condition (as defined in the Merger Agreement) in accordance with the terms of the Merger Agreement. As a result of the waiver, all of the conditions to the Offer set forth in Section 14 — “Conditions of the Offer” of the Offer to Purchase have been satisfied or waived, other than the conditions which by their nature cannot be satisfied until the expiration of the Offer.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

VOCUS, INC.

By:	/s/ Stephen A. Vintz
Name: Title:	Stephen A. Vintz Executive Vice President and Chief Financial Officer

Dated: May 22, 2014